ITEM 77M: Mergers

Active Assets Institutional Money Trust

		Through the use of a negative response letter, pursuant to Article III, Section 15 of the NASD, the assets of Active Assets Premier Money Trust, a money market fund were combined at net asset value, with Active Assets Institutional Money Trust, another money market fund in order to enable shareholders of Active Assets Premier Money Trust to utilize a different money market fund as the investment vehicle for their sweep account. The combination of the two money market funds was effected on April 1, 2002.